Filed by Noble Energy, Inc.
(Commission File No. 001-07964)
Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Clayton Williams Energy, Inc.
Commission File No.: 001-10924

This filing relates to the proposed merger of Wild West Merger Sub, Inc. (“Merger Sub”) with Clayton Williams pursuant to the terms of an Agreement and Plan of Merger, dated as of January 13, 2017 (the “Merger Agreement”), by and among Noble Energy, Clayton Williams, NBL Permian LLC and Merger Sub. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Noble Energy on January 17, 2017, and is incorporated by reference into this filing.

Client Id: 77 THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT NBL - Noble Energy Inc Conference Call to Discuss its Definitive Agreement to Acquire Clayton Williams Energy Inc EVENT DATE/TIME: JANUARY 17, 2017 / 1:30PM GMT OVERVIEW: NBL reported that it will acquire all outstanding common stock of Clayton Williams Energy, Inc. for $2.7b in NBL stock and cash, plus assumption of approx. $500m in net debt. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77

JANUARY 17, 2017 / 1:30PM, NBL - Noble Energy Inc Conference Call to Discuss its Definitive Agreement to Acquire Clayton Williams Energy Inc

CORPORATE PARTICIPANTS

Brad Whitmarsh *Noble Energy, Inc. - VP of IR*

Dave Stover *Noble Energy, Inc. - Chairman & CEO*

Gary Willingham *Noble Energy, Inc. - EVP of Operations*

Ken Fisher *Noble Energy, Inc. - EVP & CFO*

CONFERENCE CALL PARTICIPANTS

Scott Hanold *RBC Capital Markets - Analyst*

Doug Leggate *BofA Merrill Lynch - Analyst*

Arun Jayaram *JPMorgan - Analyst*

Irene Haas *Wunderlich Securities, Inc. - Analyst*

David Tameron *Wells Fargo Securities - Analyst*

Brian Singer *Goldman Sachs - Analyst*

Bob Morris *Citigroup - Analyst*

Graham Price *Raymond James - Analyst*

Pearce Hammond *Simmons & Co. - Analyst*

David Heikkinen *Heikkinen Energy Advisors - Analyst*

PRESENTATION

Operator

Welcome to today's Noble Energy conference call.

(Operator Instructions)

Please note, this event is being recorded. I would like now to turn the conference over to Mr. Brad Whitmarsh. Please go ahead, sir.

Brad Whitmarsh - *Noble Energy, Inc. - VP of IR*

Thanks, Savanna. Good morning, everyone. We're thrilled to be here today to discuss Noble Energy's acquisition of Clayton Williams Energy, announced yesterday afternoon. The accompanied news release and slide presentation are available on our website.

Dave Stover, Chairman and CEO, will begin today's call by providing an overview of the transaction. Gary Willingham, EVP of Operations, will provide a deeper dive into the geology, economics and our forward-development plan. Ken Fisher, EVP and CFO, is also here and will join for questions and answers.

I want to remind everyone that this event may contain projections and forward-looking statements as well as other non-GAAP financial measures. You should read our full disclosures in the latest news release and SEC filings for a discussion of those items. With that, I'll turn the call to Dave.

2

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Client Id: 77 Dave Stover - Noble Energy, Inc. - Chairman & CEO Thanks, Brad. Good morning, everyone. Happy New Year. It's certainly been a great start to 2017 for Noble Energy. I appreciate everyone joining us today to discuss the complementary and value-additive acquisition of Clayton Williams Energy. I would like to first recognize the personal leadership of Clayton Williams in creating a great company and the contributions he has made to our industry and the community. He and his team have built an impressive asset base. I look forward to working with them on a successful integration of the two companies. Before we discuss the financial and operational benefits of the transaction, I'd like to go over how we got here. Three years ago, we made the strategic decision to increase our onshore US oil exposure and take advantage of our horizontal development experience. This led to our merger with Rosetta Resources in 2015. We're now adding another significant position with this transaction. We will hold the second largest position in the core of the Southern Delaware, about 120,000 net acres, with a very attractive average entry cost. Consistent with our disciplined approach, Noble Energy has been highly selective in our assessment of various opportunities, always maintaining our focus on quality and value creation. As we will outline today, we believe this transaction is an excellent fit for our Company. These are fantastic assets in the core of the Delaware Basin, which we've had our eye on for some time. It presents the ability to leverage Noble Energy's unconventional development approach, including long laterals, enhanced completions and integrated midstream to drive shareholder value. Now looking at the slides. I will start on slide 4. This transaction is a win-win for both companies. It brings together Noble Energy's investment-grade balance sheet and two high quality acreage positions in the Southern Delaware. This will allow shareholders of both companies to realize accelerated and enhanced value creation. For Noble Energy, this combination expands our position as a leading US onshore operator with top-tier acreage. The transaction provides benefits of scale, more than doubling our inventory in net unrisked resources in the Delaware. With highly contiguous acreage adjacent to our existing position, the addition is in line with our bolt-on strategy and will increase long lateral development. The acquired acreage is also largely undedicated to third parties for midstream services. This will bring opportunities for our sales and Noble Midstream Partners. We've updated our four-year operating plan that we presented in November to incorporate development of these properties. The result is an enhanced growth and cash flow profile. As you can see on the bottom of this slide, our accelerated development plan for these assets increases each of our volume growth rates by 3 to 5 percentage points. Even more impressive, the operating cash flow CAGR, driven by the high margin barrels added, accelerates even faster to 33% to 45% in the Basin upside plan, higher by 7 percentage points. Slide 5 provides an overview of the added assets. The map on the right shows the acquired position in red, including 71,000 core net acres in Reeves and Ward County, Texas, which is adjacent to our existing acreage. Also shown is an additional 100,000 net Permian acres included in the transaction. The Southern Delaware position has a high working interest of nearly 80% and is over 95% operated. The expanded Delaware position adds 2,400 gross locations with an average lateral length of over 8,000 feet. Current net production is 10,000 barrels of oil equivalent per day, with about half coming from the Delaware. This Delaware acreage has among the highest oil cuts in the Basin at over 75%. We provide transaction specifics on slide 6. Given the complementary nature of the assets and the accretive impact to earnings and cash flow, we believe this transaction is a very efficient use of our capital structure and balance sheet. Noble Energy will acquire all of the outstanding common stock of Clayton Williams Energy for $2.7 billion in stock and cash, plus the assumption of approximately $500 million in net debt. We anticipate retiring this at or shortly following the closing. The purchase price represents about $32,000 per core Delaware acre, without allocating any undeveloped acreage value to the other Permian leasehold. Using $35,000 per flowing barrel, existing production is valued at $350 million. We assigned $600 million in value for the midstream business. The midstream valuation reflects the planned infrastructure built out and gross volumes per Noble's accelerated development plan. The transaction is anticipated to close in the second quarter of 2017. I look forward to welcoming our new shareholders to Noble Energy. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 17, 2017 / 1:30PM, NBL - Noble Energy Inc Conference Call to Discuss its Definitive Agreement to Acquire Clayton Williams Energy Inc

Client Id: 77 Moving to slide 7. I'd like to share a bit more on just how compelling this acquisition is for Noble Energy. Our Management Team has been very disciplined in assessing opportunities and focused on finding the right fit with a clear path to value creation. This announcement follows on the recent addition of 7,200 net acres in and around our existing position. Now, let me talk a moment about why we're so excited about the Clayton Williams Energy acreage. It all starts with the high quality of this rock. What really matters is location, location, location. Not only is this acreage adjacent to our existing position, it is highly contiguous and as I mentioned, it comes with a very high working interest and operatorship. As we have seen in the Basin, rock quality, productivity and the mix of oil, gas and water can vary dramatically. The acreage benefits from: high per-well recoveries, which is confirmed by well control; the ability to expand long lateral locations; a high oil contribution; and one of the lowest water cuts in the Basin. It is also one of the few opportunities of scale that we've seen in the Basin largely free from midstream dedications. This allows us to apply our midstream competitive advantages and create value for us and Noble Midstream Partners. Slide 8 shows the complementary fit of combining the acreage. Through the transaction, we're establishing the second largest industry position in the Southern Delaware Basin at 120,000 net acres. In addition to adding years of very high return opportunity to our inventory, the acquired acreage will allow us to optimize development on our existing position. You can see on the map where the acquired acreage shown in red overlaps with our existing yellow acreage. Ultimately, this leads to more efficient and longer lateral development. Our larger and more contiguous acreage position will allow us to further decrease our drilling days and optimize our cost structure even faster. Turning to slide 9, we outlined the impressive Delaware scale resulting from the combination. With this transaction, we more than double our location count to over 4,200 future wells. Our net unrisked resource more than doubles to cover 2 billion barrels of oil equivalent. There's currently one rig operating on the new acreage, which will bring total operated rig count for Noble Energy to four in the Basin at closing. We will continue to increase our activity level in the Basin throughout the year, exiting 2017 with six total rigs or three on each position. Let me now turn the call over to Gary, who will dive deeper into the assets and discuss our activity plans. Gary Willingham - Noble Energy, Inc. - EVP of Operations Thanks, Dave. Following on your comments about the high quality of this new acreage, we know that all acreage is not created equal. That's a simple statement, but it's an important truth. Through our extensive technical studies over the last couple of years, we have a deep knowledge of the Delaware Basin. This allowed us to opportunistically capture the Rosetta position 18 months ago and has now positioned us to take advantage of a similar opportunity. As you can see on the map on slide 10, both the new and our existing acreage are located in the over pressured, low GOR area. Low water production in this area, also contributes to a lower cost structure. This rock produces only 1.5 to 2 barrels of water per barrel of oil versus what can be as high as four to seven barrels of water per barrel of oil in other parts of the Basin. Slide 11 shows a significant stacked pay running room and upside across the 3,200 feet of net pay. We provide a breakdown of the 2,400 future drilling locations on the acquired acreage by horizon. Consistent with the development plan on our existing acreage, we expect the new acreage will support 12 wells per section in the Wolfcamp A, split between the upper and lower. The majority of value was allocated to the Wolfcamp A in our evaluation. We also believe the Wolfcamp B and Wolfcamp C are both perspective across the acreage, which provides substantial upside. Additional upside potential also exists in the second and third Bone Spring, along with future well performance improvements in all intervals. Slide 12 demonstrates strong industry well results from multiple benches. I'll highlight a few key take-aways. There are several Wolfcamp A wells demonstrating the consistent productivity of the interval across both acreage positions. In particular, I'd like to call your attention to the Collier 34-51, and the Geltemeyer 297 wells on the southeastern part of the acquired acreage. I'll discuss these on the next slide. You'll also notice several Wolfcamp B wells to the east, with IP rates over 1,000 barrels of oil equivalent per day. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 17, 2017 / 1:30PM, NBL - Noble Energy Inc Conference Call to Discuss its Definitive Agreement to Acquire Clayton Williams Energy Inc

Client Id: 77 There are also a handful of Wolfcamp C wells with an average IP rate of 700 barrels of oil equivalent per day. All three of these were potentially undersized fracs completed with well under 2,000 pounds of proppant per foot. We've also noted five new Noble Energy wells which recently commenced production. The wells utilize proppant concentrations ranging from 3,000 to 5,000 pounds per lateral foot, including the Company's first Wolfcamp B completion. The wells are in the initial ramp-up period and are performing at or above expectations. We'll have more information on these wells on our fourth-quarter earnings call. Turning to slide 13. We show the compelling economics of the acquired Wolfcamp A inventory, with a rate of return at our base and upside pricing plans of 60% and 90% respectively for a 7,500-foot lateral, adding to the quality and depth of our inventory. One of the reasons we were drawn to this specific transaction was the potential for long laterals, which as you can see, enhances both returns and NPV per well dramatically. The average lateral length of the new locations is 8,000 feet. For a 7,500-foot lateral we've assumed an estimated ultimate recovery of 1 million barrels of oil equivalent for the acquired Wolfcamp A inventory. I want to highlight the Collier 34-51 and the Geltemeyer 297 wells, Clayton Williams' most recent completions. These Wolfcamp A lower wells are located on the southeastern area of the acreage. The wells were completed using slickwater fluid and 2,350 pounds of proppant per foot on average. After three and five months of production, the wells are outperforming our assumed 1 million barrel of oil equivalent-type curve by 20% to 30%. The cumulative oil mix is 80%. While it's still early, out performance has widened through time from shallower declines. That's something we've seen on our own enhanced completion wells. For the presented economics, we assumed an $8.5 million well cost, which includes drilling, completion and facilities. As we've demonstrated in other Basins, I'm confident we will lower this well cost over time. In fact, we've already seen fantastic Delaware drilling results in the fourth quarter as we've transitioned to a continuous drilling program on our existing acreage. Our team demonstrated our best Delaware drilling performance yet in the Monroe unit, a 10,000-foot lateral drilled in 25 days, which is the same time it took us to drill short laterals at the beginning of 2016. The 25 days is also 12% below our cost assumption. Given the magnitude and pace of learning curves that our teams have delivered in the DJ, the Marcellus and the Eagle Ford, I know we're only scratching the surface in cost reductions from efficiency gains in the Delaware. Reductions can have a very significant impact on returns. $500,000 in savings moves the rate of return on our acquisition-type curve from 60% to 70%. Moving to slide 14. Noble's financial strength and flexibility, which we maintained through the commodity downturn, now provides the ability to increase activity and accelerate value on the new acreage. Following close of the transaction, we plan to add a second rig on the acquired acreage by the middle of 2017 and a third towards the end of this year. This drives strong production momentum heading into 2018. In fact, we currently forecast 2018 production of over 30,000 barrels of oil equivalent per day for the new acreage. That's more than twice the current analyst consensus estimate for Clayton Williams Energy. Beyond acceleration, Noble Energy has repeatedly demonstrated the ability to transfer unconventional expertise between US onshore basins to drive differential competitive performance. We will deliver this once again. As shown on the slide, we plan to increase lateral length by almost 50%, migrate to 100% slickwater and more than double proppant concentration per foot. On slide 15, we outline the robust stand-alone outlook anticipated for the acquired acreage through 2020 by year. You can see the dramatic volume growth on the asset in 2018, which is up 150% from 2017, reflecting the anticipated two-rig addition over the next 12 months. Not only does the asset grow to 60,000 barrels of oil equivalent in 2020 in the base plan and 70,000 barrels of oil equivalent in the upside plan, we expect it to be net free cash flow positive beginning in 2018. Moving onto slide 16. The discussion around value would not be complete without mentioning the unique midstream opportunity on the acquired acreage, which is largely undedicated for Midstream Services. Now as you know, we are strong proponents of controlling our own destiny through infrastructure ownership. This strategy creates more operational flexibility, lowers our cost structure and ultimately the monetization of assets through NBLX enhances Noble Energy's financial flexibility. We provide an overview of acquired midstream assets on the left, which includes more than 300 miles of oil, gas and produced water gathering lines. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 17, 2017 / 1:30PM, NBL - Noble Energy Inc Conference Call to Discuss its Definitive Agreement to Acquire Clayton Williams Energy Inc

Client Id: 77 We expand on the standout midstream opportunity on slide 17. Our plan to build out on the new acreage provides significant synergies and substantial drop-down potential in association with our ownership in Noble Midstream Partners. Noble Midstream broke ground on the first central gathering facility on our existing acreage last week, which is anticipated to be operational by the middle of 2017. Our approach on the acquired acreage will be consistent with the development which is currently underway. Based on the Noble forecasted pace of development, we anticipate an incremental three to five central gathering facilities on the acquired acreage to support our long-term growth objectives. That, along with the associated gathering systems, has been modelled to deliver cash flows equating to an estimated $600 million in midstream value. Before I hand the call back over to Dave, I'd like to highlight a pro forma view of the Delaware on slide 18. I want to be clear, the plans we communicated in November on our existing position are unchanged. With the acreage addition, we now expect to end 2017 with six rigs in the Delaware Basin and we will bring on 50 new operated wells this year. By 2020, the rig count grows to between 10 and 13 rigs. With the acceleration plan, combined volumes grow to between 145,000 and 180,000 barrels of oil equivalent per day by 2020. That growth starts now. With that, I'll turn the call back to Dave. Dave Stover - Noble Energy, Inc. - Chairman & CEO Thanks, Gary. I will reinforce the impact this transaction has for the total Company. Slide 19 shows the broader US onshore context. What stands out is we now have two core oil basins, two billion barrels of oil equivalent net unrisked resource in the DJ Basin and another two billion barrels of oil equivalent net unrisked resource in the Delaware. With a 35% increase in drilling locations, we now have an undrilled inventory of nearly 10,000 wells, with an average lateral length of 8,000 feet and approximately eight billion barrels of oil equivalent of net unrisked resource in our US onshore portfolio. On slide 20, we show the significant enhancement to sales volume growth and cash flow acceleration as we aggressively develop our high-quality inventory. As mentioned, our new outlook is three to five percentage points higher across the board on volumes versus the November outlook represented in the red diamonds. I still have not seen any peer approach our onshore oil growth outlook, which is now increased to 28% in the base plan and 34% in the upside plan. This will also solidly put our total Company volume CAGR into the double digits. This growth contributes to enhanced Company-per-unit margin and drives Noble's operating cash flow growth well in excess of our volume growth through 2020. This transaction adds an incremental seven percentage points to our annual cash flow growth resulting in a CAGR of 33% to 45%. I'm confident in delivering this plan. The acquired acreage is top tier. As slide 21 shows, Noble Energy is the right Company to maximize its potential. We have a track record in enhancing value of acquired assets, most recently with the Rosetta merger, where the team has significantly exceeded the original merger plan in a very short period of time. For example, we've already increased our 2020 expected Texas volumes by 80% to 120% and increased our net unrisked resource by 50%. As we show on the bottom of the slide, Noble has differentiated well performance compared to the industry through application of our unconventional expertise. Noble's operational capabilities can be counted on once, again, to deliver outstanding performance and value growth. Turning to slide 22. In summary, I want to re-emphasize the significant benefits of this acquisition. We are enhancing our position as the leading US onshore operator. We have increased our core Southern Delaware acreage by more than 2.5 times and more than doubled our drilling locations and unrisked resources in this Basin. This high quality new acreage is contiguous and adjacent to our existing position, supporting long lateral development with substantial midstream value. We plan to rapidly accelerate activity in 2017 and beyond, which further enhances our volume growth and cash flow outlook and will enable us to deliver substantial value to the shareholders of both companies. As mentioned earlier, the acquired assets are self funding starting next year, so this is all additive to what we outlined in November. Our industry leading onshore US position, combined with our world class eastern Mediterranean assets provides us with one of the most high value growth opportunities in our industry. This is supported by cash generation from our other global offshore assets. As we always have, we will continue to 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 17, 2017 / 1:30PM, NBL - Noble Energy Inc Conference Call to Discuss its Definitive Agreement to Acquire Clayton Williams Energy Inc

Client Id: 77 actively manage our portfolio and focus on our high growth core assets, value maximization and maintaining a strong financial position. Noble Energy is uniquely positioned to deliver superior returns into the future. With that, Savanna, we'll open up the call for questions. Q U E S T I O N S A N D A N S W E R S Operator (Operator Instructions) Scott Hanold, RBC Capital Markets. Scott Hanold - RBC Capital Markets - Analyst Congratulations. I was wondering, following the transaction, how do you all feel with your debt and leverage position? Are there assets in your overall portfolio that, I guess, become less core and could be monetization candidates? Dave Stover - Noble Energy, Inc. - Chairman & CEO Well, I think there are. I mean, we'll continue as -- if you look at our track record over time, we've always continued to look at the portfolio and address anything that wasn't going to continue to compete for capital or didn't believe it was core. I mean, my belief is, I want everybody in the organization focused on things that are core to the Company and can contribute to the growth of the Company. That's kind of the philosophy we've had for the last 10 years at least. That's how you've seen us continue to manage the portfolio. That's how we'll continue to do it going forward. Scott Hanold - RBC Capital Markets - Analyst Okay. Then specifically on the debt and leverage? Ken Fisher - Noble Energy, Inc. - EVP & CFO Sure, Scott. Dave Stover - Noble Energy, Inc. - Chairman & CEO Yes, let Ken talk a little bit about his thoughts on that. Ken Fisher - Noble Energy, Inc. - EVP & CFO Yes, I think, as you saw, we moved through 2016 on, I think, a very successful basis more or less managing organically cash flow neutral, generated, including the Tamar 3.5%, about $1.5 billion of proceeds, paid down $850 million worth of debt. We'll end the year in very strong liquidity position. One of the agencies actually moved us up from negative to stable in December. So I think we're very much in a good shape. What I liked about these assets were they were self-funding in the first full year. Then with the margins they have, they're accretive to cash flow. As you look out 2018, 2019 and beyond, they actually help your rating metrics. So I think we feel very comfortable. We've got the horsepower to bring these assets in successfully and continue prudent financial management. 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 17, 2017 / 1:30PM, NBL - Noble Energy Inc Conference Call to Discuss its Definitive Agreement to Acquire Clayton Williams Energy Inc

Client Id: 77 Scott Hanold - RBC Capital Markets - Analyst Okay. Then as a follow up, what are the plans on this acquired acreage and even Noble's existing position in the Southern Delaware to test the extent of the other zones beyond the Wolfcamp A? I know you obviously mentioned you just did a Wolfcamp B. But what are the plans over the next year on this new asset base to look at what the upside could be beyond the Wolfcamp A? Gary Willingham - Noble Energy, Inc. - EVP of Operations Yes. Scott, this is Gary. I think you'll see us early on focus primarily on the Wolfcamp A. As we've said, the vast majority of the undeveloped value has been ascribed to the Wolfcamp A. But there's certainly a lot of potential there in the Wolfcamp B and C as well. There's been some other activity in and around the acquired acreage that's quite intriguing. I think you'll see us start to test that more as we get probably towards the end of 2017, early 2018. Very similar to what we're doing on our existing acreage, we're just bringing on our first Wolfcamp B well right now in the existing acreage. Looking forward to talking about that on our first-quarter earnings call. So I think you'll see a pretty similar path, but an accelerated path obviously now that we're going to be ramping up to six rigs versus the half a rig or so we ran last year. Scott Hanold - RBC Capital Markets - Analyst Thank you. Operator Doug Leggate, Bank of America Merrill Lynch. Doug Leggate - BofA Merrill Lynch - Analyst Happy New Year, everybody. I hope you can hear me okay. Brad Whitmarsh - Noble Energy, Inc. - VP of IR Yes, sure can. Doug Leggate - BofA Merrill Lynch - Analyst So congratulations, Dave. I've got a couple of questions also. I wonder if I could just dig into one of Scott's questions a little bit more. Relative capital allocation, I'm thinking specifically Deepwater, Gulf of Mexico versus the accelerated pace onshore, this is part of that answer, I wonder if you could address the seemingly non-core acreage in the Clayton Williams portfolio, I guess that's Central Basin platform. I've got a follow up, please. Dave Stover - Noble Energy, Inc. - Chairman & CEO Well, I think this is all consistent with what we talked about in November as our capital allocation, that's right now, it's focused in the DJ, the Delaware and the eastern Med. I think from an offshore perspective with the development of Leviathan, we'll take the majority of offshore spending and then we actually have a nice opportunity for an exploration well, most likely offshore Suriname this year. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 17, 2017 / 1:30PM, NBL - Noble Energy Inc Conference Call to Discuss its Definitive Agreement to Acquire Clayton Williams Energy Inc

Client Id: 77 I think part of that is driven by where we are in the stage of development of some of the projects. Don't forget, we just came off bringing on three major projects in the Gulf of Mexico and one in Equatorial Guinea over the last year, year and a half. So I think we're pretty clear on where our capital is going to. From the disposition of assets, I think it's same thing we've talked about, if somebody else can create more value out of it than we can based on how the investment scenario plays out for somebody else relative to their portfolio then we'll accelerate value for our shareholders by doing that. We have a history of doing that. So I don't think that's any different than what our history have been. Again, it's about focusing on these key areas where we can grow the business and where we're allocating our capital and then maximizing the value out of the other areas. Doug Leggate - BofA Merrill Lynch - Analyst Got it. Thanks, Dave. My follow up, hopefully a quick one is just the timing of delivering the synergies in the drop-down from the midstream? I'll leave it there. Thanks. Dave Stover - Noble Energy, Inc. - Chairman & CEO Well, I think the synergies we talked about, most of those are driven by the interest savings that you look at. So that will be pretty quick. I think as far as timing of drop-downs and stuff, that will play out over probably the next two to three years or so. But I think -- the nice part about it is, that midstream business will grow hand in hand with the development of our assets. You can see the accelerated pace we have on the development of the assets, so that's going to push that along pretty quickly. Doug Leggate - BofA Merrill Lynch - Analyst Okay. Thanks, fellows. Operator Arun Jayaram, JPMorgan. Arun Jayaram - JPMorgan - Analyst I guess it's Permian acquisition day, Exxon with a big Permian announcement just now. Real quick on the 2018 plan, I wanted to get a sense of anticipated completion activity for the Noble and Clayton Williams acreage? It looks like you're spending around $750 million combined. How many completions do you expect to get in the Delaware? Gary Willingham - Noble Energy, Inc. - EVP of Operations Yes, Arun, I think we've said we'll bring on 50 new wells in 2017 in the Delaware. Arun Jayaram - JPMorgan - Analyst I think, 2018, I saw that just in 2018? 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 17, 2017 / 1:30PM, NBL - Noble Energy Inc Conference Call to Discuss its Definitive Agreement to Acquire Clayton Williams Energy Inc

Client Id: 77 Gary Willingham - Noble Energy, Inc. - EVP of Operations Okay. 2018, I don't have the number right in front of me, but given that we're 50 in 2017, with probably an average of 3.5 to 4 rigs you're probably easily going to be around 70 or so in 2018. Arun Jayaram - JPMorgan - Analyst Great. Thanks for the color on that. Just my follow-up question is just on anticipated oil cuts. Gary, you highlighted in the deck, 75% oil cuts. Is that over the EUR? Or is that the initial oil cuts that you're seeing or expected to see on these wells? Gary Willingham - Noble Energy, Inc. - EVP of Operations Yes, when we talk oil cuts we talk over the life, over the EUR. Arun Jayaram - JPMorgan - Analyst Okay. Thanks a lot. Appreciate it. Operator Irene Haas, Wunderlich Securities. Irene Haas - Wunderlich Securities, Inc. - Analyst Congratulations on getting a hold of this really nice piece of real estate. The question has to do with lockouts to insiders from Clayton and Ares. Any restriction as to when they can sell the stock? Then also, what has to take place before you close the deal during second quarter of 2017? Dave Stover - Noble Energy, Inc. - Chairman & CEO Yes, Irene, I just refer anybody for any specifics to go to the agreement and take a look at that. I won't address anything specifically there. What was the second part of the question? Irene Haas - Wunderlich Securities, Inc. - Analyst Any, I guess, lockup, I guess it's the same thing, just go to the filing, right? Dave Stover - Noble Energy, Inc. - Chairman & CEO Yes. Irene Haas - Wunderlich Securities, Inc. - Analyst Okay. Then if I may, just kind of what prompted you to make this decision? Does it have anything to do with the fact that Clayton Williams sort of jettisoned their Eagle Ford assets in December? 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 17, 2017 / 1:30PM, NBL - Noble Energy Inc Conference Call to Discuss its Definitive Agreement to Acquire Clayton Williams Energy Inc

Client Id: 77 Dave Stover - Noble Energy, Inc. - Chairman & CEO No, I think it's really been a function of -- if you look just over probably the past three years, we've been focused on what would be a good addition to build out a solid core oil position in combination with what we have and we love in our DJ position. Follow on to what we did with Rosetta, this acreage, this Delaware acreage of Clayton Williams was right at the top of our list. It's pretty obvious when you look at the map why that would be, especially in the fairway of kind of the core of the core position out here. So we just continued to have our eye on that. Same thing as Rosetta, we were in a position whereas the timing was right, we were able to move quickly. That benefited us in 2015 and I think that's benefited us now too, doing the homework and being ready to move when the opportunity presents itself. Irene Haas - Wunderlich Securities, Inc. - Analyst Okay. Great. Thanks. Operator David Tameron, Wells Fargo. David Tameron - Wells Fargo Securities - Analyst I'll offer my congratulations as well. Dave Stover - Noble Energy, Inc. - Chairman & CEO Thank you, Dave. David Tameron - Wells Fargo Securities - Analyst Just a question, philosophically, I know you kind of talked about this in November, how should we think about additional CapEx? I know you talked about the rigs, but as far as CapEx versus cash flow 2017, 2018, how you guys thinking about that at a $50-ish kind of number. $50, whatever you want to use? Dave Stover - Noble Energy, Inc. - Chairman & CEO Yes, I think over that period of time with the plan we've laid out, we believe we can well manage within overall cash flow. All things considered, we've got some divestments planned, we've got some sell-downs still planned for some of the assets in eastern Med, which helped fund that portion and then additional drops from the midstream. So including all of those elements, I think we can manage within cash flow in that $50 to $60 range and deliver this plan we've laid out. David Tameron - Wells Fargo Securities - Analyst Okay. Thanks. Then just getting back to the proppant, I know there's obviously a debate on what the right numbers is, the 3,000, 5,000, whatever that happens to be. But if I start thinking about doing something at 5,000 rather than 3,000, there's obviously an additional cost to that, when you start talking about 7,500 foot. Have you -- I guess, what's the additional costs, I guess, if you're doing a five versus a three? 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 17, 2017 / 1:30PM, NBL - Noble Energy Inc Conference Call to Discuss its Definitive Agreement to Acquire Clayton Williams Energy Inc

Client Id: 77 What are you paying for sand? Or ballpark, what's the spot market? Am I correct in thinking about obviously the trade off in additional cost versus EUR? Right now, is that a break even number? Is it a break even today with the hope that it gets better? Is it right now it makes sense to go with the higher -- can you give me more color on that? Gary Willingham - Noble Energy, Inc. - EVP of Operations Yes, David, this is Gary. I think we're still working through that to some degree. If you'll recall on our call in November, for really the DJ and the Delaware both, we showed plans to test higher proppant concentrations. In the DJ, we showed some results in both Mustang and Wells Ranch of much higher proppant concentration jobs and how they were out performing the type curves. David Tameron - Wells Fargo Securities - Analyst Yes. Gary Willingham - Noble Energy, Inc. - EVP of Operations So, I think there's no doubt from what we've seen early on that we can increase EURs with higher proppant concentrations than what we've traditional pumped in each area. Obviously it does come at higher cost. We're most focused clearly on what the right value decision is. So, that's one the reasons why in November we hadn't upped our type curves yet to reflect those higher performing, higher proppant concentration jobs. We want to get comfortable with the values there. We're following that same path really in the Delaware. We've mentioned that the type curve is based on 2,000 pounds per foot both on our existing acreage and on the Clayton Williams acreage and yet we're testing higher proppant concentrations than that on our own acreage, as we've said, 3,000 to 5,000 pounds. Those wells initially are performing at or above expectations. We'll talk a bit more about that on the next quarterly call. We also showed the two wells from Clayton Williams that are completed at a little more than 2,000 pounds on average; 2,300 pounds or so on average. You can see, they're out performing the type curve too. So, again, I don't think there's any doubt we can improve the EUR with more concentration of sand, but obviously it comes at a cost and we're focused on the right value. So more to come David Tameron - Wells Fargo Securities - Analyst All right. Thank you, Gary. Thanks, Dave. Dave Stover - Noble Energy, Inc. - Chairman & CEO Thanks, Dave. Operator Brian Singer, Goldman Sachs. Brian Singer - Goldman Sachs - Analyst Two questions, first in your revised guidance and then in how you're thinking about capital allocation, is really the only change here adding capital activity in the Permian? Or are you either explicitly or thinking about making adjustments elsewhere? Then as the CapEx increased to source the improved CAGR, about the $300 million a year going forward that one would back into based on $150 million for half a year this year? 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 17, 2017 / 1:30PM, NBL - Noble Energy Inc Conference Call to Discuss its Definitive Agreement to Acquire Clayton Williams Energy Inc

Client Id: 77 Dave Stover - Noble Energy, Inc. - Chairman & CEO Yes, Brian, the first part of that is, all we did was add in the capital assuming a sometime second-quarter closing date on this for these properties to what we showed in November. So I guess the other part of that is, I think we laid out, I forget which slide it is, but we laid out an expected capital ramp for these properties. Gary Willingham - Noble Energy, Inc. - EVP of Operations Yes, Brian, it's on slide 15, so we show the capital ramp on the acquired assets under both the base and upside plan. Again, the difference in the base and the upside plan is whether we ramp to 5 or 6 rigs by 2020. So you can see the capital by year just for the acquired assets. As Dave said, that's really the only change that's incremental to what we laid out in November. Dave Stover - Noble Energy, Inc. - Chairman & CEO The nice part here, Brian, and the same thing we saw a little bit on the Rosetta piece, that these properties that start in 2018 fund themselves. So it's all additive. It's not a re-allocation of things. We added to what we showed, layered on this plus the additional 7,200-acre acquisition that we picked up here earlier this year. That's what's driving the incremental growth rates. Ken Fisher - Noble Energy, Inc. - EVP & CFO This is Ken, Brian, as well, I think maybe to clarify, this is also additive from a NBLX standpoint, it doesn't change any development activity on the DJ acreage nor on the existing Noble acreage in the Permian from a NBLX standpoint. What you're doing is adding about 60,000 barrels a day of midstream opportunity to NBLX in 2020, so a pretty material impact and again, additive. Brian Singer - Goldman Sachs - Analyst Dave, when you built the Wattenberg position, you had the Patina acquisition and you followed up with the US Exploration acquisition. You were pretty upfront, post Rosetta, that you saw that deal as a starting point in the Permian. Does this transaction give you the sufficient scale that you need? Or is this still whetting the appetite from where you ultimately want to be? Dave Stover - Noble Energy, Inc. - Chairman & CEO This gives us scale. I mean, there's not -- you look at it and with this position of 120,000 acres, you now have two billion barrels of resource just like we have in the DJ positions. So you've got two of these positions now with two billion barrels of resource. At the same time, you're the second largest and not far behind number one in the Southern Delaware, which we see this acreage fitting right in the core of the core here. Brian Singer - Goldman Sachs - Analyst Great. Thank you very much. Operator Bob Morris, Citigroup. 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 17, 2017 / 1:30PM, NBL - Noble Energy Inc Conference Call to Discuss its Definitive Agreement to Acquire Clayton Williams Energy Inc

Client Id: 77 Bob Morris - Citigroup - Analyst Again, congratulations, Dave. I just want to follow up on the question regarding the proppant here. It's two questions. One, I know you addressed Dave's question and said there would be more to come in subsequent quarters but as far as what you need to see to step up to higher proppant load, could you make that decision in the second half of this year? Is that a point where you would have an updated -- say you have 3,000 to 5,000 pounds as the level we want to use going forward? Gary Willingham - Noble Energy, Inc. - EVP of Operations Yes, Bob, this is Gary. I think really to get comfortable with the value proposition of it, we'd like to see a good 6 to 12 months of data on these wells to convince ourselves that it's truly adding value. So, if you think about the Delaware Basin itself, we're bringing on the first 3,000 to 5,000-pound jobs in the -- we brought them on in the fourth quarter of last year. So yes, probably third, fourth quarter of 2017, we'll start to have a better feel given that it's been a bit longer than that since we pumped the first ones in the DJ. We may know something more there earlier than that even. Bob Morris - Citigroup - Analyst Then, Gary, on the three rig program you're running on your own acreage apart from this deal today, how many of the wells under that three-rig program are still or will continue to test higher proppant loads in the 3,000 to 5,000 per pound foot range? Gary Willingham - Noble Energy, Inc. - EVP of Operations I would say the vast majority of them are in the 3,000-plus range, Bob. Bob Morris - Citigroup - Analyst Okay. Great. Thank you. Operator Graham Price, Raymond James. Graham Price - Raymond James - Analyst Congratulations on the deal. From what you have seen so far, is all of the core Delaware acreage prospective for the development plan zones that you mentioned in slide 11? I was just wondering that if not, what's the break down there between Wolfcamp A, B and C and maybe possibly the Bone Spring? Gary Willingham - Noble Energy, Inc. - EVP of Operations This is Gary again, I think the acreage is certainly all prospective for Wolfcamp A upper, A lower, B and C. As we've said, we've allocated most of the value at this point to the Wolfcamp A, which gives us a lot of upside for the B and C. For the Bone Spring zones, we haven't put much into that yet. Most of that's a bit further north, I think. So, we'll see where that development leads to, but certainly some more potential upside there as well. 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 17, 2017 / 1:30PM, NBL - Noble Energy Inc Conference Call to Discuss its Definitive Agreement to Acquire Clayton Williams Energy Inc

Client Id: 77 Graham Price - Raymond James - Analyst Okay. Perfect, thanks. Then for a quick follow up. Just thinking about operating costs, should I assume that those are similar within the acquired acreage as to what you're seeing in your legacy Delaware position? Gary Willingham - Noble Energy, Inc. - EVP of Operations Yes, I think it's going to be very similar. The development plan is going to be very similar. The types of facilities that we're building are going to be very similar. Water-well ratios, kind of in the same range. So I think you'll see pretty similar costs. Graham Price - Raymond James - Analyst Okay. Perfect. Thanks, guys. Operator Pearce Hammond, Simmons. Pearce Hammond - Simmons & Co. - Analyst Congratulations. You had a good slide in your deck highlighting the value you've added since the Rosetta transaction. So I was just curious, real big picture, but what do you feel like you've learned from the Rosetta transactions that can be applied here, that can add even more value? Gary Willingham - Noble Energy, Inc. - EVP of Operations Yes, Pearce, I think it's a long list. I think that when you look at -- we took our time, initially, on the Rosetta acreage to convince ourselves that it was as good a quality as we had suspected it was all along. We drilled a number of wells across it. We tried different completion designs, different proppant loadings. We're just now starting to see the benefit of moving to development mode and pad drilling and long laterals. So I think there's been a tremendous amount of learning, a tremendous amount of additional value created on the acreage since we acquired it from Rosetta. I think that's a follow on from what you saw in the Marcellus after we moved there from the DJ. It's what we talked about earlier, how we continuously very quickly transition learnings from one basin onshore to another. That's the benefit of the portfolio we've got. I think you'll see the exact same thing on the Clayton Williams acreage as we start to ramp up development there. Pearce Hammond - Simmons & Co. - Analyst Thank you. Then my follow up is on the $75 million of synergies, you alluded to this before that the majority of it was the interest expense reduction. But how much of the $75 million is G&A savings? Dave Stover - Noble Energy, Inc. - Chairman & CEO Very little at this point. I think from a G&A perspective, we just need to get together with Clayton Williams' Team and start to work through that. We're putting an integration team together to -- very similar to how we did with Rosetta, worked extremely well to get both sides together and then evaluate how do we want to run things. 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 17, 2017 / 1:30PM, NBL - Noble Energy Inc Conference Call to Discuss its Definitive Agreement to Acquire Clayton Williams Energy Inc

Client Id: 77 Pearce Hammond - Simmons & Co. - Analyst Thanks, Dave. Operator David Heikkinen, Heikkinen Energy Advisors. David Heikkinen - Heikkinen Energy Advisors - Analyst Just on the synergies in the midstream, you show on the slides that it excludes NBLX estimated capital. I was assuming that Noble would actually invest capital to those three projects and then drop. Is it assumed that there won't be any Noble Midstream capital? Brad Whitmarsh - Noble Energy, Inc. - VP of IR Yes, Dave, this is Brad Whitmarsh. What we've included in our capital outlook is Noble's portion and ownership in those midstream build outs. David Heikkinen - Heikkinen Energy Advisors - Analyst Okay. Brad Whitmarsh - Noble Energy, Inc. - VP of IR So we did not include NBLX's ownership interest in the various development companies as that gets built out. David Heikkinen - Heikkinen Energy Advisors - Analyst Okay. So the three projects you talked to are roughly $150 million to $250 million in NBL Capital; is that fair? Dave Stover - Noble Energy, Inc. - Chairman & CEO They'd be -- David Heikkinen - Heikkinen Energy Advisors - Analyst It's at 8.8. Dave Stover - Noble Energy, Inc. - Chairman & CEO That's more like gross capital. David Heikkinen - Heikkinen Energy Advisors - Analyst Okay. 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 17, 2017 / 1:30PM, NBL - Noble Energy Inc Conference Call to Discuss its Definitive Agreement to Acquire Clayton Williams Energy Inc

Client Id: 77 Dave Stover - Noble Energy, Inc. - Chairman & CEO Of which then on a pro rata basis, NBLX will fund it's piece, then Nobel will fund it's piece. David Heikkinen - Heikkinen Energy Advisors - Analyst Got you. That's 8.8 number. I'm just curious, in the area, given you're ramping considerably and it does fit into the midstream, just water sourcing and kind of the thought process around slickwater sourcing? Gary Willingham - Noble Energy, Inc. - EVP of Operations Well, first off, I mean we'll be recycling much of what we produce. So we'll have that as a source. Then, on our existing acreage, we've been able to acquire water resources locally, so we don't anticipate any issues there. Operator It appears we have no further questions at this time. I'll turn it back over to you, Mr. Whitmarsh, for any additional or closing remarks? Brad Whitmarsh - Noble Energy, Inc. - VP of IR Great. I want to thank everybody for joining us for this morning's call. Megan Repine and I are around all afternoon and the rest of this morning for questions and follow on. We look forward to talking to many of you. Thanks. Operator This conference has now concluded. Thank you for attending today's presentation. You may now disconnect. Have a great day. D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2017, Thomson Reuters. All Rights Reserved. 7551237-2017-01-17T21:04:29.800 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 17, 2017 / 1:30PM, NBL - Noble Energy Inc Conference Call to Discuss its Definitive Agreement to Acquire Clayton Williams Energy Inc

* * *

Forward Looking Statements

This filing contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates”, “believes,” “expects”, “intends”, “will”, “should”, “may”, and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Noble Energy’s and Clayton Williams’ current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Noble Energy and Clayton Williams, including future financial and operating results, Noble Energy’s and Clayton Williams’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this filing will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Clayton Williams shareholder approval; the risk that Clayton Williams or Noble Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger, the risk that a condition to closing of the merger may not be satisfied, the timing to consummate the proposed merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the diversion of management time on merger-related issues, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other actions, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy’s and Clayton Williams’ businesses that are discussed in Noble Energy’s and Clayton Williams’ most recent annual reports on Form 10-K, respectively, and in other Noble Energy and Clayton Williams reports on file with the Securities and Exchange Commission (the “SEC”). These reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Noble Energy undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

This filing also contains certain historical and forward-looking non-GAAP measures of financial performance that management believes are good tools for internal use and the investment community in evaluating Noble Energy’s overall financial performance. These non-GAAP measures are broadly used to value and compare companies in the crude oil and natural gas industry. Please also see Noble Energy’s website at www.nobleenergyinc.com under “Investors” for reconciliations of the differences between any historical non-GAAP measures used in this presentation and the most directly comparable GAAP financial measures. The GAAP measures most comparable to the forward-looking non-GAAP financial measures are not accessible on a forward-looking basis and reconciling information is not available without unreasonable effort.

The SEC requires oil and gas companies, in their filings with the SEC, to disclose proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The SEC permits the optional disclosure of probable and possible reserves, however, we have not disclosed our probable and possible reserves in our filings with the SEC. We may use certain terms in this presentation for estimates, such as “discovered unbooked resources”, “resources”, “risked resources”, “recoverable resources”, “unrisked resources”, “unrisked exploration prospectivity” and “estimated ultimate recovery” (EUR), that are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized. The SEC guidelines strictly prohibit us from including these estimates in filings with the SEC. Investors are urged to consider closely the disclosures and risk factors in our most recent Form 10-K and in other reports on file with the SEC, available from Noble Energy’s offices or website, www.nobleenergyinc.com.

Additional Information And Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Noble Energy and Clayton Williams, Noble Energy will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Clayton Williams that also constitutes a prospectus of Noble Energy. Clayton Williams will mail the proxy statement/prospectus to its shareholders. This document is not a substitute for any prospectus, proxy statement or any other document which Noble Energy or Clayton Williams may file with the SEC in connection with the proposed transaction. Noble Energy and Clayton Williams urge Clayton Williams investors and shareholders to read the proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Noble Energy’s website (www.nobleenergyinc.com) under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from Clayton Williams’ website (www.claytonwilliams.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants In The Merger Solicitation

Noble Energy, Clayton Williams, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Clayton Williams shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Clayton Williams shareholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Noble Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 11, 2016. You can find information about Clayton Williams’ executive officers and directors in its definitive proxy statement filed with the SEC on April 28, 2016. Additional information about Noble Energy’s executive officers and directors and Clayton Williams’ executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Noble Energy and Clayton Williams using the contact information above.